UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-22405

(Commission File Number)

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WaveDancer, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

12015 Lee Jackson Memorial Highway, Ste 210

Address of Principal Executive Office (Street and Number)

Fairfax, VA 22033

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WaveDancer, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “Quarterly Report”) by the May 15, 2023 filing date applicable to non-accelerated filers due to additional time needed for the Board of Directors (acting as the Audit Committee) of the Company to complete its review of the Quarterly Report with the Company’s independent registered accounting firm (its “Auditor”).

On March 17, 2023, WaveDancer, Inc. (the “Company”) entered into and closed a Stock Purchase Agreement with Gray Matters Data Corp. (“GMDC”), a company newly formed by StealthPoint LLC, a San Francisco based venture fund, under which the Company sold all of the shares of its subsidiary, Gray Matters, Inc. (“GMI”). As a result of the sale, the Company will reflect its Blockchain Supply Chain Management operating segment as a discontinued operation in its unaudited condensed consolidated financial statements for the quarters ended March 31, 2023 and 2022. The timing of the transaction so close to the March 31, 2023 quarter-end date has resulted in a compressed amount of time available for the Company to complete the work related to the financial reporting of the sale transaction and for the auditors to conduct their review. This has resulted in our inability to timely finalize the Quarterly Report.

Other than the finalization of the unaudited condensed consolidated financial statements to accurately reflect the GMI transaction described above, the Company is unaware of any other issues that require resolution before we are able to file the Quarterly Report.

The Company intends to file the Quarterly Report as soon as practicable within the extension period of 5 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Timothy G. Hannon	703	383-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

Consolidated revenue decreased from $3.0 million in 2022 to $2.2 million in 2023 with all of the decrease due to lower sales of third-party software. Our consolidated gross profit was $0.7 million, materially unchanged from the prior year.

Consolidated selling, general and administrative expenses (“SG&A”) decreased by $0.8 million from $2.4 million in 2022 to $1.6 million in 2023. The decrease in SG&A is primarily attributable to lower legal and professional fees.

We will have a pre-tax loss from discontinued operations, before tax and before gain on disposal, of $0.2 million in the current quarter as compared to a loss of $1.1 million in the comparable 2022 quarter. The gain on disposal of GMI is $0.1 million. There is no tax provision associated with the current quarter discontinued operations while the previous year quarter had a tax benefit of $1.2 million. The pre-tax loss on discontinued operations for the quarter ended March 31, 2023 includes a credit of $0.7 million for stock-based compensation expense options forfeitures resulting from the sale transaction.

Our net loss for the quarter, subject to finalization, will be approximately $1.1 million as compared to a loss of $2.1 million in 2022.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks and uncertainties about the Company including, but not limited to, statements about the Company’s expectations regarding the timing of the filing of the Form 10-Q and its results of operations. These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the timing and ultimate conclusions of the Company’s independent auditors regarding their review of the Company’s financial statements. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as well as other filings and reports that are filed by the Company from time to time with the SEC. You should consider these factors in evaluating the forward-looking statements included in this Form 12b-25 and not place undue reliance on such statements. The Company undertakes no obligation to update such statements as a result of new information, future events or otherwise, except as may be required by law.

WaveDancer, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15,2023	By:	/s/ Timothy G. Hannon
Timothy G. Hannon
Chief Financial Officer